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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLIC COMPANY

CNPJ/ME:07.689.002/0001-89

NIRE:35.300.325.761

MATERIAL FACT

São José dos Campos, February 19, 2020 – Embraer S.A. (“Embraer” or “Company”) informs its shareholders and the market that following the Company’s Material Facts from May 19, 2015, July 29, 2016, October 12, 2016 and October 24, 2016, Embraer and the U.S. Department of Justice (“DOJ”) agreed to extend the term of the external and independent monitorship carried out in the context of the deferred prosecution agreement entered into with the DOJ (“DPA”) for an additional ninety (90) days (“Extension”), in order to allow the monitor to complete his review. As result of the Extension, the DPA shall also have its term extended for an additional ninety (90) days.

The Extension aims to allow the conclusion of the review in connection with the external and independent monitorship carried out to evaluate the fulfillment, by Embraer, of the definitive agreements entered into with the DOJ and the Securities and Exchange Commission for the resolution of the allegations of violations of the Foreign Corrupt Practices Act.

With the Extension, the external and independent monitorship and the DPA’s term shall end on April 22, 2020.

Embraer shall continue to cooperate with the DOJ and other competent authorities, as per the circumstances requires.

São José dos Campos, February 19, 2020.

Antonio Carlos Garcia

Executive Vice-President, Financial and Investors Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer